Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

July 3, 2014

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom

Liz Walsh

Robert Babula

Andrew Blume

Re:	TerraForm Power, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(SEC file number 333-196345), filed on June 17, 2014

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Power, Inc. (f/k/a SunEdison Yieldco, Inc.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 2, 2014, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Registration Statement on Form S-1 filed with the SEC on June 17, 2014. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comments. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Three Months Ended March 31, 2014, page 87

1.	Please clarify why the pro forma historical cash tables do not reflect any cash distributions to non-controlling interest holders.

Beijing     Hong Kong     Houston     London     Los Angeles     Munich     New York     Palo Alto     San Francisco     Shanghai     Washington, D.C.

U.S. Securities and Exchange Commission

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the pro forma historical cash tables do not reflect cash distributions to non-controlling interest holders because there were no such distributions during the periods presented. As outlined in clause (iii) of the definition of cash available for distribution on page 8 of the Prospectus and elsewhere, cash available for distribution is reduced by cash distributions paid to non-controlling interests in our projects, if any. The non-controlling interests in our projects primarily represent tax equity investors who receive allocated tax benefits and generally do not receive cash distributions.

Estimated Cash Available for Distribution for the 12 Months Ending June 30, 2015 and December 31, 2015, page 89

2.	We note the line item “Contributions received pursuant to agreements with our Sponsor” within your estimated cash available for distribution table on page 91. Please include a footnote to the table that describes these agreements and clarifies whether or not these payments are recurring or non-recurring.

Response: In response to the Staff’s comment, the Company has revised the line item noted in the Staff’s comment to read “Contributions received pursuant to the Interest Payment Agreement with our Sponsor.” The Company has also added disclosure on pages 93 and 96 of the Prospectus to indicate that the payments pursuant to the Interest Payment Agreement are recurring for three years beginning with the origination of the Term Loan.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 96

3.	We have read your response to comment 7 of our letter dated June 13, 2014. We note that the pro forma decline in PP&E due to reductions in construction costs was more than offset by an increase in value of the power purchase agreements (“PPA’s”). Since you already separately reflect the fair value of acquired PPA’s within intangible assets, please clarify why the PPA’s resulted in an increase to the fair value of PP&E.

Response: The Company respectfully advises the Staff that the increase in the fair value of PP&E is due solely to an increase in the fair value of the acquired Mt. Signal assets. The increase in PP&E is not related to the fair value assigned to the PPA intangible assets, which is reflected in the fair value of intangible assets. The Company’s response to prior comment 7 did not contemplate the effect of the Mt. Signal acquisition, which resulted in an increase in PP&E that more than offset the decrease in PP&E due to the estimated fair value of the Company’s other acquisitions. The following table illustrates the effect of purchase accounting on acquired PP&E and PPA assets for Mt. Signal and all other acquisitions:

U.S. Securities and Exchange Commission

	Predecessor Acquisitions
In thousands	Mt. Signal	All Other	Total
PP&E, carrying Value	557,915	281,036	838,951
Preliminary purchase accounting adjustment	134,418	(105,400)	29,018

PP&E, estimated fair value	692,333	175,636	867,969

PPA, carrying value	—	—	—
Preliminary purchase accounting adjustment	115,000	134,704	249,704

PPA, estimated fair value	115,000	134,704	249,704

The increase in the carrying value of the Mt. Signal PP&E compared to a decrease for all other acquisitions is primarily due to the recent construction of the system relative to the other acquired projects. The valuation technique used for the calculation of fair values was consistently applied across all acquisitions and derived from the estimated replacement cost adjusted for time and location as well as estimated cash grants that would have been received for the construction of a new system. The market data used for the calculation of the overnight replacement cost was derived from 2013 EIA published data. The estimated fair values of the PPA were derived from an income approach.

4.	We note the Mount Signal noncontrolling interest allocations on pages 100 and 103. We assume these allocations relate to the Mt. Signal Tax Equity Financing Arrangement disclosed on page F-229. Please expand your pro forma footnotes to clearly explain the nature of these allocations. Also clarify why Mt. Signal allocated income to the noncontrolling interest holder in its annual financial statements but allocated losses in the subsequent interim financial statements.

Response: The Company respectfully advises the Staff that the Mt. Signal noncontrolling interest allocation is calculated using the Hypothetical Liquidation at Book Value (“HLBV”) method as an approximation of profit sharing under the Mt. Signal Tax Equity Financing Arrangement. The HLBV method measures the Company’s equity in income or loss by calculating the change in the amount of net worth the partners in the Mt. Signal project are legally able to claim based on a hypothetical liquidation of the partnership capital accounts at the beginning of a reporting period compared to the end of that period.

As of December 31, 2013, the balance in the capital account of the noncontrolling interest holder was not sufficient to absorb the allocable loss, causing the re-allocation of the loss in the capital accounts away from the noncontrolling interest holder. This reallocation caused (1) a loss attributable to the controlling partner that was in excess of the net loss and (2) a gain attributable to the noncontrolling interest as reported in the Consolidated Statements of Operations for the year ended December 31, 2013. During the three months ended March 31, 2014, the receipt of the cash grant proceeds was recognized as a gain in the capital account of each partner, increasing the balance of each respective capital account and driving a re-allocation of the accumulated losses against the noncontrolling interest for the three months ended March 31, 2014.

U.S. Securities and Exchange Commission

5.	We note your disclosure on page 110 that you propose to acquire Mt. Signal from Silver Ridge by issuing equity in Terra LLC and TerraForm Power. Please address the following items related to this proposed acquisition:

•	Explain to us in sufficient detail and disclose how you determined or will determine the fair value of the equity consideration you propose to issue to acquire Mt. Signal. Further, please tell us and disclose for each class of equity the number of shares that will be issued.

•	We note that the Silver Ridge will distribute consideration received to Riverstone and your sponsor. Please explain to us the reasons for these distributions and clarify if any of the entities involved are related parties. Also clarify if this transaction involved AES Corporation.

Response: In response to the Staff’s comment, the Company has added disclosure on page 114 of the Prospectus. The Company respectfully advises the Staff that the Sponsor recently acquired a 50% interest in SRP from AES Corporation and, as a result, SRP is now owned 50% by the Sponsor and 50% by Riverstone. SRP, together with the tax equity investor (which holds a noncontrolling interest), owns 100% of the Mt. Signal project. Upon the closing of the Company’s initial public offering, SRP will contribute its interest in the Mt. Signal project, with an estimated fair value of $292 million, to Terra LLC in exchange for consideration consisting of (i) Class B1 units (and a corresponding number of shares of Class B1 common stock ) equal in avalue to $146 million and (ii) Class B units (and a corresponding number of shares of Class B common stock) equal in value to $146 million. The Company’s $292 million estimate of the value of SRP’s interest in the Mt. Signal project is based on a third party valuation. The aggregate number of units (and corresponding number of shares of Class B1 common stock and Class B common stock) to be issued by the Company as consideration for the transfer will be determined by dividing the estimated value of $292 million by the initial public offering price per share. SRP has agreed to distribute the units and shares to its owners (the Sponsor and Riverstone), with Class B units (and corresponding shares of Class B common stock) having a value equal to $146 million being distributed to the Sponsor and Class B1 units (and corresponding shares of Class B1 common stock) valued at $146 million being distributed to Riverstone.

Index to Financial Statements, page F-1

KS SPV 24 Limited, page F-182

6.

We have read your response to comment 21 of our letter dated June 13, 2014. Explain to us in further detail how you determined it was appropriate to use United Kingdom Generally Accepted Accounting Practice applicable to Smaller Entities for the KS SPV 24, Boyton Solar Park, and Sunsave 6 financial statements. In this regard, tell us if there are any scope exceptions within the applicable accounting literature that would prohibit the use of this GAAP for public companies. Further, please be advised that the instructions to Item 8.A.2 of Form 20-F are applicable to

U.S. Securities and Exchange Commission

financial statements provided under Rule 3-05 of Regulation S-X. Accordingly, the financial statements must be audited in accordance with U.S. generally accepted auditing standards.

Response: In response to the Staff’s comment, the Company has obtained and included in the Prospectus combined financial statements for KS SPV 24, Boyton Solar Park and Sunsave 6, prepared in accordance with U.S. generally accepted accounting principles. The Company determined that combined financial statements were appropriate in accordance with ASC 810-10-55-1B due to the common ownership and common management among the three project entities. Further, the Company advises the Staff that the combined financial statements have been audited in accordance with U.S. generally accepted auditing standards.

Imperial Valley Solar 1 Holdings II, LLC and Subsidiaries, page F-223

Noncontrolling Interest, page F-229

7.	We note that a subsidiary of Mt. Signal entered into an arrangement that admitted a noncontrolling shareholder in its MSS Project. Please address the following comments related to this tax equity financing arrangement:

•	Clarify how Mt. Signal accounts for this arrangement. Tell us in sufficient detail how they considered and, if applicable, applied the guidance in ASC 360-20 in determining the appropriate treatment.

Response: The Company respectfully advises the Staff that the management of Mt. Signal evaluated ASC 360-20-15-4 through 7 and concluded that the Mt. Signal project was integral equipment and the sale of an interest in the project was a sale of real estate in accordance with ASC 360-20 Real Estate Sales. However, all of the criteria in ASC 360-20-40-5 are not met given the controlling member’s retained equity interest and continuing involvement as the Managing Member of the partnership. As a result, the admittance of the noncontrolling interest cannot be accounted for as a sale under the full accrual method. Mt. Signal has the right (but not the obligation) to purchase the noncontrolling partner’s interest in Mt. Signal during the 26th year of the operations of Mt. Signal. The management of Mt. Signal considered this right for the controlling partner to repurchase the equity and concluded that in accordance with ASC 360-20-40-38, the sale should be accounted for as a financing, leasing or profit sharing arrangement. Upon consideration of these options, the management of Mt. Signal concluded it should be accounted for as a profit sharing arrangement. Furthermore, the management of Mt. Signal determined that the HLBV method is appropriate to account for the profit sharing arrangement from the date of the admittance of the noncontrolling interest.

•	We note that the tax equity investor “is afforded certain rights related to major decisions,” including the right to veto variations from budget. Please tell us how Mt. Signal determined that these rights did not preclude consolidation. See ASC 810-10-25-1 through -14.

U.S. Securities and Exchange Commission

Response: The Company respectfully advises the Staff that the tax equity investor is afforded certain rights related to significant decisions, including the right to veto variations from the budget. In its analysis of the agreement, the management of Mt. Signal considered whether the rights afforded to the noncontrolling partner were substantive participating rights as outlined in ASC 810-10-25-11 which would overcome the presumption of consolidation by Mt. Signal. The noncontrolling interest does not have the ability to select, terminate and set compensation for management of Mt. Signal. Mt. Signal is responsible for establishing operating and capital decisions of Mt. Signal, including budgets, in the ordinary course of business. The budget is automatically approved once prepared by the management of Mt. Signal if the budgeted expenses for the following year do not exceed 120% of the prior year’s approved budget, otherwise, the noncontrolling interest shareholder has the right to veto the proposed operating budget. If a veto occurs, the prior year budget is used. The management of Mt.Signal considered that although Mt. Signal is a relatively new business, it is a mature business for its parent, which has extensive experience constructing, owning and operating utility scale photovoltaic energy projects throughout the world. Further, based on Mt. Signal’s experience, the business model for projects similar to Mt. Signal do not involve significant variations in operating expenses from year to year. The management of Mt. Signal considered these factors in light of the guidance in ASC 810-10-55-1(f) and concluded that the noncontrolling partner’s right to veto the budget is not a substantive participating right.

The tax equity investor’s other rights noted in Mt. Signal’s disclosure include veto rights on significant decisions that would not impact the ordinary course of business of Mt. Signal, such as entering into new businesses, changing the purpose of the entity, merging, changing legal form, liquidating the business or selling material assets. The management of Mt. Signal evaluated these rights and concluded that they would not overcome the presumption of consolidation by the majority shareholder, as they are protective rights for the noncontrolling shareholder as contemplated in ASC 810-10-25-10.

•	Tell us and disclose the method by which Mt. Signal allocates net income and losses to the noncontrolling interest holder.

Response: The Company respectfully advises the Staff that Mt. Signal uses the HLBV method to allocate net income and losses to the noncontrolling interest holder. In response to the Staff’s comment, the footnote on page F-85 of the Prospectus has been revised to include the following:

We determine the net income (loss) attributable to the controlling partner by deducting from net income (loss) the amount of net income (loss) attributable to the noncontrolling interest. The net income (loss) attributable to the noncontrolling interest represents the tax equity investors’ allocable share in the results of the MSS project. We have determined that the provisions in the Tax Equity Finance Arrangement represents a substantive profit sharing arrangement. We have further determined that the appropriate methodology for calculating the noncontrolling interest balance that reflects the substantive profit sharing arrangement is a balance sheet approach using the Hypothetical Liquidation at Book Value method, or HLBV method. We therefore use the HLBV method to determine the share of the results of

U.S. Securities and Exchange Commission

the MSS Project attributable to the tax equity investor, which we record in our consolidated balance sheets as noncontrolling interest. The HLBV method determines the tax equity investor’s allocable share of the results of the MSS Project by calculating the net change in the tax equity investor’s share in the consolidated net assets of the MSS Project at the beginning and end of the period after adjusting for any transactions between the MSS Project and the MSS Project investors, such as capital contributions or cash distributions.

Revenue Recognition, page F-233

8.	We note that Mt. Signal is party to a PPA for the sale of electricity and green credits and that the PPA has been classified as an operating lease with a non-lease element. Please tell us and disclose how Mt. Signal allocates consideration between lease and non-lease elements. Furthermore, please clarify why the tables on pages 100 and 103 do not present incentive revenue for Mt. Signal.

Response: The Company respectfully advises the Staff that Mt. Signal provides both electricity and green credits for a bundled price under the PPA. Mt. Signal evaluated the PPA at inception in accordance with ASC 840-10-15-6 and concluded that the arrangement does contain an operating lease. Mt. Signal considers the electricity generated from the Mt. Signal project to be output generated by the project, however, Mt. Signal does not consider the green credits to be output. Mt. Signal views the green credits to be non-lease elements. In accordance with ASC 840-10-15-19 (b), Mt. Signal allocates consideration to the lease and non-lease elements on a relative fair value basis consistent with the guidance in paragraph 605-25-15-3A(b). Mt. Signal recognizes revenue for the non-lease element when the title for the green credits transfers to the off-taker and since the transfer of title of the green credits coincides with the delivery of energy and are earned under the same agreement, the revenue for both the lease and non-lease elements are recognized as revenues in Mt. Signal’s consolidated statements of operations at the time of delivery of the energy.

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U.S. Securities and Exchange Commission

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075 or, in my absence, Paul Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech
Kevin Lapidus
Sebastian Deschler

TerraForm Power, Inc.